CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE RULES OF PRACTICE OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. A COMPLETE AND UNREDACTED COPY OF THIS LETTER HAS BEEN DELIVERED TO THE DIVISION OF CORPORATION FINANCE.

VIA EDGAR

June 12, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Patrick Gilmore
Division of Corporation Finance

Re:	Points International Ltd.
Form 40-F for the Fiscal Year Ended December 31, 2013
Filed March 7, 2014
File No. 001-35078

Dear Mr. Gilmore:

We are writing to respond to the comments set forth in the comment letter, dated May 14, 2014 (the “Comment Letter”), of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) relating to the Form 40-F for the Fiscal Year Ended December 31, 2013 filed by Points International Ltd. (the “Company”) on March 7, 2014 (the “Form 40-F”).

For your convenience, the text of the Staff’s comments is set forth below and is followed by the Company’s responses to such comments. Capitalized terms in the Form 40-F and used in the following responses without definition shall have the meanings specified in the Form 40-F.

Form 40-F for the Fiscal Year Ended December 31, 2013

1.

We note that you have not provided full responses to certain comments on the basis that disclosure of information requested in our prior comment could adversely impact the company. Please be advised that this is not a basis for providing an incomplete response to our comments. If your response includes information you consider confidential, you may request confidential treatment of the information in accordance with the requirements and procedures set forth under Rule 83 of the Commission's Rules of Practice. Information regarding these procedures is available on our website at http://www.sec.gov/foia/conftreat.htm.

The Company acknowledges the Staff’s comment.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE RULES OF PRACTICE OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. A COMPLETE AND UNREDACTED COPY OF THIS LETTER HAS BEEN DELIVERED TO THE DIVISION OF CORPORATION FINANCE.

Exhibit 99.1 Annual Information Form

Economic Dependence

2.

You state that for the year ended December 31, 2013, four partners represented 83% of your total revenue. In light of the economic dependence on these partners, please tell us what consideration you gave to discussing your rights and obligations under these agreements, and identifying these partners.

The Company would like to provide additional clarification with regards to “Note 23 Operating Segment: Dependence on loyalty program partners”, in the Company’s annual financial statements for the year ended December 31, 2013. The Company’s primary source of revenue is through the sale or transfer of loyalty currencies directly to loyalty program members. The loyalty currency sold to these members is purchased from the loyalty program partners through exclusive supply contracts between the Company and the individual loyalty program partners.

These contracts are generally long-term arrangements whereby the Company has the exclusive right to be the online reseller of points/miles for participating loyalty programs. As well, as part of a reseller arrangement, the Company will generally have latitude in setting price and has contracted privileges to directly market points/miles into the loyalty program membership base via direct e-mail campaigns and offers. The obligations of the Company include minimum purchase guarantees, based on a 12-month cycle, and responsibility to create all marketing campaigns and set an ongoing marketing calendar.

Finally, in these arrangements, all transactions are settled with credit card or other online payment methods. As such, the Company is the merchant of record for the transaction and is responsible to mitigate and recover any fraud or chargebacks that are incurred.

IFRS 8.34 makes reference to disclosure of major customers and states the following:

“An entity is required to provide information about the extent of its reliance on its major customers. If revenues from transactions with a single external customer amount to 10 percent or more of an entity’s revenues, the entity shall disclose that fact, the total amount of revenues from each such customer, and the identity of the segment or segments reporting the revenues. The entity need not disclose the identity of a major customer or the amount of revenues that each segment reports from that customer.”

The Company would like to clarify that it does not have a single external customer whose transactions amount to 10 percent or more of the Company’s total revenues, as the Company’s sales are made to loyalty program members and not to loyalty program partners. To provide readers of the financial statements, as well as the Management’s Discussion and Analysis with additional information, the Company disclosed that there were four loyalty program partners for which sales to their members individually represented more than 10% of the Company’s total revenues, and that in aggregate these four partners represented 83% of revenues in 2013 and 76% of revenues in 2012.

The Company acknowledges that this disclosure could be further expanded to provide readers with clarification that sales are not made to loyalty program partners, and that it has a dependence on the loyalty industry in general as well as a dependence on the ongoing viability of the loyalty programs the Company has partnered with to date. The Company will accordingly expand its disclosure in future filings.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE RULES OF PRACTICE OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. A COMPLETE AND UNREDACTED COPY OF THIS LETTER HAS BEEN DELIVERED TO THE DIVISION OF CORPORATION FINANCE.

Exhibit 99.2

Note 3. Significant Accounting Policies

(b) Revenue recognition, page 12

3.

We note that in your response to prior comment 1 you did not provide the significant terms and conditions for each of your arrangement types as previously requested. Please describe in reasonable detail the terms and conditions, as well as the revenue recognition methodology, for each significant type of arrangement you enter into with partners and end users. For example, we note from your website that you offer products such as the Points.com Consumer Hub, Points Business Solutions and Points Additional Services that were not addressed in your response. As part of your response, please also explain the difference in your arrangement terms related to principal revenue and other partner revenue that results in different revenue reports (i.e. gross vs. net).

As discussed with the Staff of the SEC on May 19, 2014, the Company has disclosed its revenue recognition methodology including the significant terms and conditions of its arrangements with its customers to the Office of the Chief Accountant of the SEC in its December 9, 2010 filing. The significant terms and conditions of its arrangements with its customers remained consistent since this filing. The Company is available to answer any questions that the Staff has regarding this submission, and appreciates the SEC’s consideration in reviewing this prior submission.

The Company derives the majority of its revenue through principal revenue arrangements. For the years 2012 and 2013, principal revenue accounted for 93% and 96% of total revenues, respectively. Over the years, the revenues from all other sources of business activity have diminished as a proportion of total revenue. While the Company has continued to offer these products, their contribution as drivers of revenue has become less important to the overall financial results.

The Points.com Consumer Hub is a reference to the www.points.com consumer portal, where consumers can track, for free, the balances in the various loyalty programs in which they are members. Revenue on the Consumer Hub is reported as other partner revenue and is generated when a loyalty member decides to use his/her points/miles in an Exchange/Trade/Redeem activity on the site and the Company earns a commission on that activity. Revenue is recorded at the time the Exchange/Trade/Redeem activity is completed. In both 2012 and 2013, revenue from the Consumer Hub was approximately 1% of total revenue in each of those years.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE RULES OF PRACTICE OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. A COMPLETE AND UNREDACTED COPY OF THIS LETTER HAS BEEN DELIVERED TO THE DIVISION OF CORPORATION FINANCE.

Points Business Solutions (“PBS”; formerly known as Corporate) is the new name for a legacy product that has recently undergone a full technical rebuild that added features and functionality. There are two products under the PBS umbrella, Connect and Select. The more prominent version of this product, PBS Connect, allows the Company to sell points/miles of one loyalty program to other businesses that would like to introduce loyalty as an incentive for sales but does not want to incur the added expense of marketing and educating consumers on a new stand alone program. Instead, these businesses can incent their customers, business partners, etc. with the points/miles of well known loyalty programs brands. PBS Connect fills the void by allowing businesses to purchase points/miles in bulk and allow them to distribute to their consumers as they wish. The Company, in this case, recognizes revenue when a bulk point/miles sale is made to a third party business.

The PBS Select product is similar but allows the businesses to issue codes for one of a number of available loyalty program points/miles and the consumer must take that code and go to a Company website to select the program points/miles of their choice. In this case, revenue is recognized at the time the consumer claims their code.

For 2012 and 2013, revenue from the Points Business Solutions, both Connect and Select combined, represented less than 1% of total revenue in each of those years.

Points Additional Services includes Web Design, Custom Development, Hosting, Integration and some specialty products that are purchased by Loyal Program Partners. In 2012 and 2013, revenue from these activities represented approximately 1% of total revenue reported in those years.

The Company has disclosed its revenue recognition policies relating to its material sources of revenue. While to the Company has continued to document descriptions of its legacy revenue lines in the notes to the financial statements, it is mindful that focus and prominence should be placed on the material contributors and will focus descriptions on the material revenue streams in the future filings.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE RULES OF PRACTICE OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. A COMPLETE AND UNREDACTED COPY OF THIS LETTER HAS BEEN DELIVERED TO THE DIVISION OF CORPORATION FINANCE.

4.

Also, in your response to prior comment 1 you quantified the percentage of total revenue attributed to customized technical design work which was not material. Please tell us how you considered the other types of services you describe in your revenue recognition policy, such as technical design and development work performed at the commencement of the arrangement and hosting services in determining that presenting services separately from the sale of loyalty currency is not necessary.

The Company did not separately present revenues related to customized technical design work, as these revenues approximately 1% of total revenues in both 2012 and 2013. The Company believes that this revenue stream is not material and does not require separate presentation in the financial statements. This revenue is recognized based on the percentage-of-completion method at the end of each reporting period. In using the percentage-of-completion method, revenues are generally recorded based on the total hours incurred to date on a contract relative to the total estimated hours.

Note 19. Guarantees, Commitments and Contingencies, page 34

5.

We note your disclosure of contractual guarantees on the minimum value of transactions processed over the term of your agreements with certain loyalty program partners. Please describe the significant terms and conditions of these guarantees in further detail. Also tell us what consideration was given to disclosing the uncertainties relating to the amount of any future cash outflow under these guarantees. Refer to IAS 37.86(b).

The Company has contractual guarantees in principal partner relationships that commit the Company to make purchases of a specified dollar amount of points/miles from the principal partners within a specific time period, typically a twelve month period. The significant terms and conditions of revenues guarantees include the following:

a)	The Company guarantees a specified amount of purchases of points/miles from the loyalty partner each year, for the duration of the contract between the Company and the loyalty partner.

b)

If a guarantee is not satisfied during a completed guarantee period, the Company is required to purchase a sufficient number of points/miles to satisfy the portion of guarantee that was not achieved at the end of that period. In most cases, these points can then be sold in a subsequent period. Guarantees are evaluated on each contract at the end of the respective 12-month cycle.

c)

The guarantees are subject to change through discussions between the Company and the loyalty partner, and can be impacted by certain events including an increase in active members in the loyalty program, non-compliance of the Company’s responsibilities under the terms of the loyalty agreement, non-compliance of the loyalty partner’s responsibilities under the terms of the loyalty agreement, and insolvency by the loyalty partner.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE RULES OF PRACTICE OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. A COMPLETE AND UNREDACTED COPY OF THIS LETTER HAS BEEN DELIVERED TO THE DIVISION OF CORPORATION FINANCE.

The Company believes it has provided the required disclosure with respect to the guarantees in its consolidated financial statements. The disclosure indicates the commitment outstanding for all principal partnerships over the remaining terms of the related arrangements, which represents the maximum outflow required by the Company as at the financial statement date.

The Company will provide additional information in future filings, and will include the following specific disclosure under Note 19: Guarantees, Commitments and Contingencies:

19. GUARANTEES, COMMITMENTS AND CONTINGENCIES

	Total	Year 1(4)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$2,622	$748	$734	$745	$384	$11
Principal revenue(2)	254,207	117,379	104,119	32,459	250	-
Investment commitment(3)	1,500	1,500	-	-	-	-
	$258,329	$119,627	$104,853	$33,204	$634	$11
(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)

The Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract between the Corporation an Loyalty Partner. Management evaluates each guarantee at the end of each contract year, to determine if the guarantee was met for that respective contract year.

The Corporation has a contractual obligation to make an investment in China Rewards. The obligation is contingent on specific performance milestones being met. (see Note 26).
(3)	The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

The Corporation leases office premises, equipment and services under operating leases. The leases typically run for a period of 1 to 7 years, with an option to renew the lease after that date. During the year ended December 31, 2013 an amount of $704 was recognized as an expense in profit or loss in respect of operating leases (2012 : $705).

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE RULES OF PRACTICE OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. A COMPLETE AND UNREDACTED COPY OF THIS LETTER HAS BEEN DELIVERED TO THE DIVISION OF CORPORATION FINANCE.

Dependence on loyalty program partners, page 36

6.

We note your response to prior comment 2 where you indicate that you are not substantially dependent on any loyalty program partner and you believe that the omission of the disclosure required under IFRS 8.34 is not material to your financial statements. Please tell us the amount of revenue attributed to each significant loyalty program partner for each period presented.

The Company respectfully notes its response to question 2 in this letter. As described above, the Company does not have a single external customer whose transactional volume amounts to 10 percent or more of total Company revenues, as the Company’s sales are made to loyalty program members and not to loyalty program partners.

To provide readers of the Company’s consolidated financial statements and Management’s Discussion and Analysis with additional information, the Company disclosed that there were four loyalty program partners for which sales to their members individually represented more than 10% of the Company’s total revenues, and that in aggregate members of these four partners represented 83% of revenues in 2013 and 76% of revenues in 2012. The composition related to the previously mentioned revenues is below:

	2013	2012
Loyalty program partner 1	**%	**%
Loyalty program partner 2	**%	**%
Loyalty program partner 3	**%	**%
Loyalty program partner 4	**%	**%
	83%	76%

The Company acknowledges that this disclosure could be further expanded to provide readers with clarification that sales are not made to loyalty program partners, and will do so in future filings.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE RULES OF PRACTICE OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. A COMPLETE AND UNREDACTED COPY OF THIS LETTER HAS BEEN DELIVERED TO THE DIVISION OF CORPORATION FINANCE.

Exhibit 99.3 Management’s Discussion and Analysis

Results of Operations

Revenue, Direct Costs and Gross Margin, page 7

We note your response to prior comment 3 and we continue to believe that, where two or more material factors contribute to principal revenue growth, you should provide quantitative disclosure with respect to each factor. In particular, as discussed in Results of Operations in your 2013 40-F and Ex. 99. of your Form 6-K filed May 9, 2014, the portion of revenue growth attributable in your existing customers as compared to the portion attributable to new partners should be quantified, in aggregate, to provide investors with insight into the nature of your principal revenue growth. Please provide this information on a going-forward basis.

The Company will provide additional information on revenue growth in future filings.

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at (416) 596-6382.

Very truly yours,

Anthony Lam
Chief Financial Officer